201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801 532-1234 Facsimile 801 536-6111 E-mail: pbl@parsonsbehle.com	George M. Flint III Direct Dial (801) 536-6915 E-mail GFlint@parsonsbehle.com

July 13, 2005

VIA FACSIMILE AND EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E., Mail Stop 60-10

Washington, DC 20549

Re:	IOMED, Inc.

Form 10-K for the fiscal year ended June 30, 2004

File No. 1-14059

Dear Mr. Rosenberg:

We have reviewed your comment letter dated April 15, 2005, sent to IOMED, Inc. (the “Company”), with the Company. On behalf of the Company and based upon the Company’s representations to us, we hereby respond to each comment set forth in your comment letter. We have reproduced each comment in bold type; the Company’s response follows immediately thereafter in regular type.

Form 10K for the fiscal year ended June 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Years Ended June 30, 2004 and 2003, pages 22-23

1.          Please expand your disclosure to discuss the reason for material changes in statement of operations line items. For example, why did research and product development expenses decrease 15% in fiscal 2004? Please refer to Section III of SEC Release No. FR-72 for guidance.

Jim B. Rosenberg

July 13, 2005

Page Two

The Company has considered carefully your comment and has also reviewed the discussion of changes in its Statement of Operations that are contained in its Management’s Discussion and Analysis of Financial Condition and Results of Operations. We are advised by the Company that its review and analysis of the components of those line items indicated that the causes of the changes were not changes in overall strategy or direction of the Company’s business or material changes in the development of the Company’s business but rather resulted from immaterial developments in the Company’s business which are magnified on a common size analysis basis because of the small size of the denominator involved in the calculation. For example, much of the reduction in research and development expenses for 2004 was the result of unplanned payroll cost savings during the period between resignation of an employee and the hiring of that employee’s successor and savings that resulted from a contract researcher moving from a fixed monthly arrangement to an hourly arrangement as a result of the end of the term of the fixed monthly arrangement. Based on this review and as discussed with the staff the Company does not believe that any amendment is required to this disclosure.

Liquidity and Capital Resources, pages 24-25

2.          It appears your discussion of material changes in the components of cash flows could be improved. Consistent with Section IV of SEC Release No. FR-72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company’s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.

The Company has considered carefully your comment and has also reviewed its discussion of changes in components of its Cash Flow that are contained in its Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s review and analysis included consideration of the Company’s overall financial commitments and anticipated cash requirements to sustain and continue to develop its business. We are advised by the Company that its review and analysis indicated that changes in cash flow were a result of immaterial developments in the business of the Company. For example, as discussed with the staff, the vast majority of the change in accounts payable between FY 2003 and FY 2004 was an ordinary course, but large, inventory delivery during the last week of FY 2003, with no comparable delivery during the last weeks of FY 2004, which resulted in a reduction in accounts payable at June 30, 2004. Based on this review and as discussed with the staff the Company does not believe that any amendment is required to this disclosure.

Jim B. Rosenberg

July 13, 2005

Page Three

Critical Accounting Estimates, page 25

3.          We believe your disclosure related to estimates of items that reduce gross revenue such as product returns, performance rebates and volume pricing rebates could be improved as follows:

a.          Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely numbers or other type of sensitivity analysis.

The Company has considered carefully your comment and analyzed its rebate and volume pricing programs and product returns. We are advised by the Company that with respect to its rebate and volume pricing programs, this review and analysis indicated that there was only one volume pricing program in place at the end of FY 2004. That program did not require the establishment of any accruals but rather provided for a discount reflected on the customer’s invoice based on prior period sales to that customer. The Company did adopt, effective for sales in FY 2005, a sales incentive plan that will result in future rebates to customers and has been and will continue to be mindful of the SEC’s comments in preparing its disclosure with respect to that program for FY 2005. However, as explained to the staff, only a de minimis amount is anticipated to be payable under that plan during FY 2005.

With respect to product return rights, we are advised that the Company’s review and analysis confirmed that this item is an immaterial aspect of the Company’s business with product returns being limited to de minimis ordinary course warranty returns.

b.          Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

Please see the Company’s response to item a) above.

c.          To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Jim B. Rosenberg

July 13, 2005

Page Four

Please see the Company’s response to item a) above.

d.          If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Not applicable.

e.          You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance

Please see the Company’s response to item a) above.

f.          In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e., product returns, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Please see the Company’s response to item a) above.

Pursuant to your request the Company has directed us to acknowledge on its behalf that:

a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Jim B. Rosenberg

July 13, 2005

Page Five

b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

For the reasons set out below and as discussed with the staff the Company does not believe that any change is required in its Annual Report on Form 10-K for Fiscal Year 2004 as originally filed. Please feel free to call me at (801) 536-6915 if you have any questions or if you require further information.

Sincerely,

Parsons Behle & Latimer

George M. Flint III

GMF/lmb